                   [K-V Pharmaceutical Company Letterhead]




February 28, 2006


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jim B. Rosenberg
           Mail Stop 6010

Re:   K-V Pharmaceutical Company
      Form 10-K for Fiscal Year Ended March 31, 2005
      File No. 1-09601

Dear Mr. Rosenberg:

         We reference the Staff's letter, dated January 9, 2006, pursuant to which the Staff commented on the Form 10-K for Fiscal Year Ended March 31, 2005 of K-V Pharmaceutical Company ("K-V"). We responded to the Staff's letter on February 15, 2006, and discussed the proposed disclosure contained in the response letter with the Staff on February 22, 2006. Pursuant to that discussion, we have further revised our proposed disclosure. We have set forth below the Staff comment in the comment letter followed by our revised response to the comment, marked to show changes to the response provided on February 22.

         We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, we are not hereby admitting or acknowledging any deficiency in our prior disclosures or response letter.

Item 7. Management's Discussion and Analysis of Results of Operations, and
--------------------------------------------------------------------------
Liquidity and Capital Resources
-------------------------------

Critical Accounting Estimates
-----------------------------

Revenue and Provisions for Sales Returns and Allowances, page 50
----------------------------------------------------------------

         1. We believe your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following in disclosure type format:

Mr. Jim B. Rosenberg
February 28, 2006
Page 2


                  a. The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonable likely amounts or other type of sensitivity analysis.

                  b. The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

                  c. To the extent that information you consider in estimating each accrual is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

                  d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

                  e. Your product return policy as it relates to your sales to wholesale distributors, hospitals, clinics, and retail pharmacies.

                  f. A roll forward of the liability for each estimate for each period presented showing the following:

                           o        Beginning balance,
                           o Current provision related to sales made in current period,
                           o Current provision related to sales made in prior periods,
                           o Actual returns or credits in current period related to sales made in current period,
                           o Actual returns or credits in current period related to sales made in prior periods, and
                           o        Ending balance.

Mr. Jim B. Rosenberg
February 28, 2006
Page 3


                  g. A discussion of the period to period comparisons of the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimate of these items had on your revenues and operations.

RESPONSE TO COMMENT 1
---------------------

         Our response to your comment follows. We have prepared our response in disclosure format as it would have appeared in our Form 10-K for the fiscal year ended March 31, 2005. We propose, on a prospective basis, to add similar disclosure in our future Form 10-K filings beginning with the Form 10-K due to be filed in June 2006.

REVENUE RECOGNITION AND PROVISIONS FOR ESTIMATED REDUCTIONS TO GROSS REVENUES

         Revenue is generally realized or realizable and earned when persuasive evidence of an arrangement exists, the seller's price to the buyer is fixed or determinable, the customer's payment ability has been reasonably assured and when title and risk of ownership have been transferred to the customer, which is typically upon shipment to the customer.

         From time to time we provide incentives to our wholesale customers, such as trade show allowances or stocking allowances that they in turn use to accelerate distribution to their end customers. We believe that such incentives are normal and customary in the industry. Sales allowances are accrued and revenue is recognized as sales are made pursuant to the terms of the allowances offered to the customer. Due to the nature of these allowances, we are able to accurately calculate the required provisions for the allowances based on the specific terms in each agreement. Additionally, customers will normally purchase additional product ahead of regular demand to take advantage of the temporarily lower cost resulting from the sales allowances. This practice has been customary in the industry and we believe would be part of a customer's ordinary course of business inventory level. We reserve the right, with our major wholesale customers, to limit the amount of these forward buys. Sales made as a result of allowances offered on our generic product line in conjunction with trade shows sponsored by our major wholesale customers and for other promotional programs accounted for 15% and 10% of total gross sales for the years ended March 31, 2005 and 2004, respectively.

         Additionally, we understand that certain of our wholesale customers anticipate the timing of price increases and have made and may continue to make business decisions to buy additional product in anticipation of future price increases. This practice has been customary in the industry and we believe would be part of a customer's ordinary course of business inventory level.

Mr. Jim B. Rosenberg
February 28, 2006
Page 4


         We evaluate inventory levels at our wholesale customers, which account for approximately 65% of our sales, through an internal analysis that considers, among other things, wholesaler purchases, wholesaler contract sales, available end consumer prescription information and inventory data received from our three largest wholesale customers, which account for approximately 80% of our sales to the wholesale distribution channel. We believe that our evaluation of wholesaler inventory levels as described in the preceding sentence, allows us to make reasonable estimates for our applicable reserves. Further, our products are typically sold with sufficient shelf life to permit sufficient time for our wholesaler customers to sell our products in their inventory through to the end consumer.

         Simultaneously with the recognition of revenue, we reduce the amount of gross revenues by recording estimates for chargebacks, sales rebates, sales returns, payment discounts and other allowances and Medicaid rebates, which are referred to as gross-to-net sales adjustments. These gross-to-net sales adjustments are established based upon consideration of a variety of factors, including but not limited to, historical relationship to revenues, historical payment and return experience, estimated and actual customer inventory levels, customer rebate arrangements, and current contract sales terms with wholesale and indirect customers.

         The following table shows the activity of each reserve, associated with the various sales provisions, that serve to reduce our accounts receivable balance (dollars in thousands):

                                                        Current Provision  Current Provision Actual Returns
                                                        Related to Sales   Related to Sales    or Credits
                                              Beginning    Made in the          Made in           in the         Ending
                                               Balance    Current Period     Prior Periods    Current Period     Balance
FISCAL YEAR ENDED MARCH 31, 2005
  Accounts Receivable Reserves:
    Chargebacks                                  7,474            81,871                  -         (79,936)        9,409
    Sales Rebates                                1,815            17,479                  -         (18,048)        1,246
    Sales Returns                                4,035            10,505                  -         (12,254)        2,286
    Cash Discounts and Other Allowances          4,262            14,368                  -         (14,750)        3,880
    Medicaid Rebates                             3,062             9,048                211          (8,086)        4,235
                                             ---------- -----------------  ----------------- ---------------  ------------
      TOTAL                                     20,648           133,271                211        (133,074)       21,056
                                             ========== =================  ================= ===============  ============

         The fiscal 2005 reserve for chargebacks increased primarily due to continued price erosion in the generic segment of our business, which was reflected in an increase in the current provision from 14.2% of sales in fiscal 2004 to 18.7% of sales in fiscal 2005. A reduction in the

Mr. Jim B. Rosenberg
February 28, 2006
Page 5


rate of product returns experienced during fiscal 2005 to 2.4% of sales from 2.8% of sales in fiscal 2004 resulted in the lower reserve for sales returns. Increased utilization of products in our branded segment by state Medicaid programs during fiscal 2005 resulted in the increase in the reserve for Medicaid rebates, which was reflected in an increase in the current provision from 1.9% of sales in fiscal 2004 to 2.1% of sales in fiscal 2005. Reserves for sales rebates and cash discounts and other allowances declined due primarily to lower fourth quarter sales, in both the retail chain and wholesale distribution channels, compared to the prior year's fourth quarter.

         Reserves for estimated sales rebates, cash discounts and other allowances require a lower degree of subjectivity, are less complex in nature and are more readily ascertainable due to specific contract terms, rates and consistent historical performance. Chargebacks, sales returns and Medicaid rebates are more complex and require management to make more subjective judgments. These reserves and their respective provisions are discussed in further detail below.

         CHARGEBACKS - We market and sell products directly to wholesalers, distributors, warehousing pharmacy chains, mail order pharmacies and other direct purchasing groups. We also market products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as "indirect customers." We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler's invoice price. Such credit is called a chargeback.

         Chargeback transactions are almost exclusively related to our generic business segment. During fiscal years 2005 and 2004, the chargeback provision reduced the gross sales of our generic segment by $80.7 million and $54.6 million, respectively. These amounts accounted for 98.5% and 99.3% of the total chargeback provision recorded in fiscal 2005 and 2004, respectively.

         The total chargeback provision for all segments was $81.9 million, or 18.7% of gross sales and $55.0 million, or 14.2% of gross sales for the years ended March 31, 2005 and 2004, respectively. The reserve for chargebacks was $9.4 million and $7.5 million at March 31, 2005 and 2004, respectively

         The provision for chargebacks is the most significant and complex estimate used in the recognition of revenue. The primary factors we consider in developing and evaluating our provision for chargebacks include:

     o The amount of inventory in the wholesale distribution channel. We receive actual inventory information from our three major wholesale customers and estimate the

Mr. Jim B. Rosenberg
February 28, 2006
Page 6


         inventory position of the remaining wholesalers based on historical buying patterns. During fiscal 2005, unit sales to our three major wholesale customers accounted for 78% of our total unit sales to all wholesalers, and the aggregate inventory position of the three major wholesalers at March 31, 2005 was approximately equivalent to our last 8 weeks of shipments in the fiscal year. We currently use the last 6 weeks of our shipments as an estimate of the inventory held by the remaining wholesalers where we do not receive actual inventory data, as our experience and buying patterns indicate that our smaller wholesale customers carry less inventory than our large wholesale customers. As of March 31, 2005, each week of inventory for those remaining wholesalers represented approximately $233 thousand, or 2.5%, of the reported chargeback liability.

     o The percentage of sales to our wholesale customers that will result in chargebacks. We track, through our automated chargeback system, at the product level, the percentage of sales units shipped to our wholesale customers that eventually result in chargebacks to us. The percentage for each product, which is based on actual historical experience, is applied to the respective inventory units in the wholesale distribution channel. As of March 31, 2005, the aggregate weighted average percentage of sales to wholesalers assumed to result in chargebacks was approximately 92%, with each 1% representing approximately $125 thousand, or 1.3%, of the reported chargeback liability.

     o Contract pricing and the resulting chargeback per unit. The chargeback provision is based on the difference between our invoice price to the wholesaler (referred to as wholesale acquisition cost, or "WAC") and the contract price negotiated with either our indirect customer or with the wholesaler for sales by the wholesaler to the indirect customers. We calculate the price difference, or chargeback per unit, for each product and for each major wholesale customer using historical weighted average pricing, based on actual chargeback experience. Use of weighted average pricing over time compensates for changes in the mix of indirect customers and products from period to period. As of March 31, 2005, a 5% shift in the calculated chargeback per unit in the same direction across all products and customers would result in a $525 thousand, or 5.6%, impact on the reported chargeback liability.


         SHELF-STOCK ADJUSTMENTS - These are credits issued to our wholesale customers resulting from a decrease in our WAC. Decreases in our invoice prices are discretionary decisions we make to reflect market conditions. These credits are customary in the industry and are intended to reduce a wholesale customer's inventory cost to better reflect current market prices. Generally, we provide credits to customers based on the inventory that is owned by them at the date of the price reduction. Price adjustment credits are issued at the time the price reduction occurs based on actual customer inventory levels on hand, at the effective date of the price reduction, as provided by the customers. Shelf stock adjustments are included as part of the chargeback reserve because the price reduction credits act essentially as accelerated chargebacks, since a reduction in "WAC" reduces the chargeback per unit, or

Mr. Jim B. Rosenberg
February 28, 2006
Page 7


     the difference between "WAC" and the contract price. While we have contractually agreed to provide price adjustment credits to our major wholesale customers, due to their provision in the chargeback reserve and their readily ascertainable nature, the adjustments do not have a material effect on the amount of revenue recognized in any given period.


        SALES RETURNS - Consistent with industry practice, we maintain a returns policy that allows our direct and indirect customers to return product six months prior to expiration and within one year after expiration. This policy is applicable to both our branded and generic business segments. Upon recognition of revenue from product sales to customers, we provide for an estimate of product to be returned. This estimate is determined by applying a historical relationship of customer returns to gross sales. The returns provision was $10.5 million, or 2.4% of gross sales and $11.0 million, or 2.8% of gross sales for the years ended March 31, 2005 and 2004, respectively. We evaluate the reserve for sales returns by analyzing historical returns data over the last twelve months on a product specific basis and by class of trade (wholesale versus retail chain) as a percent of gross sales. The calculated percentages are applied against estimates of inventory in the distribution channel on a product specific basis. We currently use the last two months of our shipments to wholesalers and direct buying chains as an estimate of inventory in the wholesale and chain channels and an additional month of wholesale sales as an estimate of inventory held by the indirect buying retailer. A 10% change in the average historical return rates by product used in the reserve analysis would have changed the reserve balance at March 31, 2005 by approximately $174 thousand, or 14%, of the reported returns liability. A 10% change in the amount of estimated inventory in the distribution channel would have changed the reserve balance at March 31, 2005 by $230 thousand. The reserve for returns was $2.3 million and $4.0 million as of March 31, 2005 and 2004, respectively.

         MEDICAID REBATES - Established in 1990, the Medicaid Drug Rebate Program requires a drug manufacturer to provide to each State a rebate every calendar quarter for covered outpatient drugs dispensed to Medicaid patients. Medicaid rebates apply to both our branded and generic business segments. Individual States invoice us for Medicaid rebates on a quarterly basis using statutorily determined rates for generic (11%) and branded (15%) products, which are applied to the Average Manufacturer's Price, or "AMP", for a particular product to arrive at a Unit Rebate Amount, or "URA". The amount owed is based on the number of units dispensed by the pharmacy to Medicaid patients extended by the URA. Medicaid reserves are based on expected payments, which are driven by patient usage and estimated inventory in the distribution channel. We estimate patient usage by calculating a payment rate as a percentage of net sales lagged six months, which is then applied to estimated customer inventory. We currently use the last two months of our shipments to wholesalers and direct buying chains as an estimate of inventory in the wholesale and chain channels and an additional month of wholesale sales as an estimate of inventory held by the indirect buying retailer. A 10% change in the amount of customer inventory subject to Medicaid rebates would have changed the reserve at March 31, 2005 by $370 thousand, or 8.9% of the reported Medicaid liability. Similarly, a 10% change in estimated patient usage would have changed the reserve by $600 thousand, or 14.3% of the reported

Mr. Jim B. Rosenberg
February 28, 2006
Page 8


Medicaid liability. The Medicaid rebate provision was $9.3 million, or 2.1% of gross sales and $7.4 million, or 1.9% of gross sales, for the years ended March 31, 2005 and 2004, respectively. The reserve for Medicaid rebates was $4.2 million and $3.1 million at March 31, 2005 and 2004, respectively.


                                  *   *   *


         Pursuant to the Staff's request, we acknowledge that:

                  o we are responsible for the adequacy and accuracy of the disclosure in this response letter;

                  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

                  o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe that the foregoing addresses the Staff's comment. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above we would be pleased to discuss these matters.

                                      Very truly yours,

                                      K-V PHARMACEUTICAL COMPANY


                                      By: /s/ Gerald R. Mitchell
                                          --------------------------------------
                                          Gerald R. Mitchell
                                          Vice-President and Chief Financial
                                          Officer


cc: Thomas A. Litz
    Thomas E. Proost